UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 8, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ChromaDex Corporation

File No. 001-37752 - CF#33879

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   ChromaDex Corporation submitted an amended application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2016, as amended.

   Based on representations by ChromaDex Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 2, 2020
Exhibit 10.2	through April 2, 2020
Exhibit 10.3	through April 2, 2020
Exhibit 10.5	through January 3, 2018
Exhibit 10.6	through January 3, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary